UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4) 1

Pioneer Diversified High Income Trust

(Name of Issuer)

Common Stock

(Title of Class of Securities)

723653101

(CUSIP Number)

Jodi Hedberg, Chief Compliance Officer

Karpus Management, Inc.

d/b/a Karpus Investment Management

183 Sully’s Trail

Pittsford, New York 14534

(585) 586-4680

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723653101	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,940,419 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 1,940,419 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,419 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.29%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 723653101	13D	Page 3 of 6 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a) This statement is filed by:

(i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The shares to which this Amendment No. 4 relates are owned directly by the accounts managed by Karpus;

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

CUSIP No. 723653101	13D	Page 4 of 6 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 1,940,419 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents 23.29% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 1,940,419 Shares beneficially owned by Karpus is approximately $25,796,653, excluding brokerage commissions. The Shares purchased by Karpus were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

Item 5.	Interest in Securities of the Issuer.

Item 5A. is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 8,332,790 Shares outstanding, which is the total number of Shares outstanding as of July 10, 2020, as reported in the Issuer’s Definitive Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on August 4, 2020.

A.	Karpus

(a)	As of the close of business on April 7, 2021, Karpus beneficially owned the 1,940,419 Shares held in the Accounts.

Percentage: Approximately 23.29%

(b)	1. Sole power to vote or direct vote: 1,940,419
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,940,419
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus since the filing of the Schedule 13D, Amendment No. 3 on March 17, 2021, are set forth in Schedule B and incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. 723653101	13D	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KARPUS MANAGEMENT, INC.

Dated: April 9, 2021	By:	/s/ Jodi Hedberg
Name: Jodi Hedberg Title: Chief Compliance Officer

CUSIP No. 723653101	13D	Page 6 of 6 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned

Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	50 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas M. Duffy	Senior Vice President and Director of Operations	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Jodi L. Hedberg	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Chief Investment Officer and President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Marijoyce Ryan	Senior Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas Wayne Griffin	Director	1125 Airport Road, Coatesville, PA 19320	0 Shares
Carlos Manuel Yuste	Director	1125 Airport Road, Coatesville, PA 19320	0 Shares

SCHEDULE B

Transactions in the Shares since the filing of the Schedule 13D, Amendment No. 3 on March 17, 2021

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(11,600)	$14.76	3/16/2021
Sale of Common Stock	(6,200)	$14.62	3/22/2021
Sale of Common Stock	(1,525)	$14.59	3/24/2021
Sale of Common Stock	(1,000)	$14.52	3/25/2021
Sale of Common Stock	(125)	$14.59	3/26/2021
Sale of Common Stock	(1,998)	$14.64	3/29/2021
Sale of Common Stock	(24,000)	$14.60	3/30/2021
Sale of Common Stock	(3,000)	$14.70	4/1/2021
Sale of Common Stock	(19,675)	$14.72	4/5/2021
Sale of Common Stock	(9,473)	$14.75	4/6/2021
Sale of Common Stock	(7,409)	$14.76	4/7/2021